VE 4-3-03

**A/4 4/1/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03015193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42352

RECEIVED MAR 28 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: King Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1405 Route 18 Suite 104
(No. and Street)

Old Bridge (City) New Jersey (State) 08857 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Cuccinello 732-679-6779
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman LLP
(Name – *if individual, state last, first, middle name*)

655 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Diana Cuccinielo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of King Financial Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GERALDINE SERGI
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES AUG. 8, 2005

Geraldine Sergi
Notary Public

Signature

Executive Vice President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR 28 2003
WASH. D.C. 187 SECTION

KING FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2002

KING FINANCIAL SERVICES, INC.

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

Board of Directors
King Financial Services, Inc.

We have audited the accompanying statement of financial condition of King Financial Services, Inc., (the "Company") as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of King Financial Services, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001
Woodbury New York Greenwich Grand Cayman
www.mklp.com

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements the related broker-dealer, which provides substantially all of the Company's revenue, has signed a letter of intent to sell substantially all of its operating assets to an unrelated entity. Management cannot be assured of realizing any revenue from the related broker-dealer subsequent to the sale. Management's plans in regard to this matter are also described in Note 1. This event has raised substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Marcum & Kliegman LLP

New York, New York
February 20, 2003

KING FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

ASSETS		
Cash and cash equivalents	$ 3,482,552	
Cash segregated under federal regulations	18,968,969	
Deposits with clearing organizations	10,100,000	
Receivable from brokers and dealers	3,837,707	
Due from customers	418,331	
Due from non-customers	11,811,477	
Securities owned, at market value	3,541	
Property and equipment, net	1,749,579	
Other assets	353,235	
Deferred tax asset	87,260	
TOTAL ASSETS		$ 50,812,651

The accompanying notes are an integral part of these financial statements.

KING FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Payable to brokers and dealers and clearing organizations	$ 9,742,737	
Payable to affiliated broker-dealer	5,310,407	
Payable to customers	18,445,495	
Payable to non-customers	1,129,234	
Accounts payable, accrued expenses and other liabilities	623,456	
Deferred tax liability	89,022	
TOTAL LIABILITIES		$ 35,340,351
SUBORDINATED BORROWINGS		14,400,000
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock, no par value, 200 shares authorized; 100 shares issued and outstanding	500	
Additional paid-in capital	41,350	
Retained earnings	1,030,450	
TOTAL STOCKHOLDERS' EQUITY		1,072,300
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 50,812,651

The accompanying notes are an integral part of these financial statements.

KING FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2002

REVENUES		
Clearing income - affiliated party	$ 5,400,000	
Interest and dividend income	591,681	
Other income	3,141	
TOTAL REVENUES		$ 5,994,822
EXPENSES		
Cost of services	1,443,781	
Employee compensation and benefits	1,188,565	
Communications and data service	123,026	
Lawsuit settlement	350,000	
Interest expense	913,890	
Other expense	1,973,761	
TOTAL EXPENSES		5,993,023
INCOME BEFORE INCOME TAX BENEFIT		1,799
INCOME TAX BENEFIT		23,561
NET INCOME		$ 25,360

The accompanying notes are an integral part of these financial statements.

KING FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
BEGINNING BALANCE - January 1, 2002	100	$ 500	$ 41,350	$1,005,090	$1,046,940
Net income	--	--	--	25,360	25,360
ENDING BALANCE - December 31, 2002	100	$ 500	$ 41,350	$1,030,450	$1,072,300

The accompanying notes are an integral part of these financial statements.

KING FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

For the Year Ended December 31, 2002

BEGINNING BALANCE - January 1, 2002	$ 15,090,000
Repayments of subordinated notes	690,000
ENDING BALANCE - December 31, 2002	$ 14,400,000

The accompanying notes are an integral part of these financial statements.

KING FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 25,360
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 725,083	
Deferred taxes	91,762	
Changes in operating assets and liabilities:		
Cash segregated under federal regulations	19,362,031	
Deposits with clearing organizations	(88,331)	
Due from customers	1,046,197	
Due from non-customers	(5,911,477)	
Receivable from stockholders	1,484,590	
Receivable from brokers and dealers	(2,376,560)	
Securities owned, at market value	18,589	
Other assets	(147,802)	
Payable to brokers and dealers and clearing organizations	5,154,649	
Payable to affiliated broker-dealer	(2,519,556)	
Payable to customers	(13,015,863)	
Payable to non-customers	1,129,234	
Accounts payable, accrued expenses and other liabilities	(3,446,116)	
TOTAL ADJUSTMENTS		1,506,430
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,531,790
CASH FLOWS USED IN INVESTING ACTIVITIES		
Acquisition of property and equipment		(130,144)

The accompanying notes are an integral part of these financial statements.

KING FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS, Continued

For the Year Ended December 31, 2002

CASH FLOWS USED IN FINANCING ACTIVITIES	
Repayment of subordinated borrowings	$ (690,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	711,646
CASH AND CASH EQUIVALENTS – Beginning	2,770,906
CASH AND CASH EQUIVALENTS – Ending	$ 3,482,552

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ 913,889
Income taxes	$ 127,500

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Organization
King Financial Services, Inc. (the "Company") is a broker-dealer that provides clearing services to Heartland Securities Corporation ("Heartland"). Heartland is an affiliated broker-dealer related through common ownership. The Company is registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers ("NASD").

Basis of Presentation
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The affiliated broker-dealer, which provides substantially all of the Company's revenue, has signed a letter of intent to sell substantially all of its operating assets to an unrelated entity. Management cannot be assured of realizing any revenue from the affiliated broker-dealer subsequent to the sale. Management intends to seek other broker-dealers to which they can provide services but there is no assurance that they will be successful. Management is also seeking potential acquirers of the Company. The Company's continuation as a going concern is dependent on the outcome of this uncertainty.

Revenue Recognition
Revenue from the clearing of security transactions is recorded pursuant to a contractual arrangement as described in Note 5.

Cash Equivalents
The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost. Depreciation is provided by both the straight-line and accelerated methods over estimated useful lives of 3 to 7 years. Leasehold improvements are amortized on a straight-line basis over the term of the related lease or life of the asset, whichever is shorter.

Income Taxes
Deferred taxes represent the tax effects of differences between the financial reporting and tax bases of the Company's assets and liabilities at the enacted tax rates in effect for the years in which the differences are expected to reverse. The Company evaluates the recoverability of deferred tax assets and establishes a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Income tax expense consists of the tax payable for the period and the change during the period in deferred tax assets and liabilities.

NOTE 1 - Summary of Significant Accounting Policies, continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Cash Segregated Under Federal Regulations

Cash of approximately $15,750,000 and $3,219,000 has been segregated in special reserve bank accounts for the exclusive benefit of customers and an introducing affiliated broker-dealer, respectively, pursuant to rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3 - Property and Equipment

Property and equipment consists of the following:

	Amount	Estimated Useful Lives
Computer software	$1,383,529	3 years
Computer equipment	883,584	5 years
Furniture and fixtures	38,639	7 years
Office equipment	71,959	5 years
Leasehold improvements	138,401	Term of leases
	2,516,112	
Less: accumulated depreciation and amortization	766,533	
Total	$1,749,579	

For the year ending December 31, 2002, depreciation and amortization expense amounted to $725,083.

NOTE 4 - Subordinated Borrowings

Subordinated borrowings represent loans from stockholders and consist of the following:

Due Date	Interest Rate	Amount
March 2003	6%	$ 150,000
August 2003	6%	110,000
April 2004	6%	2,000,000
April 2004	6%	2,000,000
April 2004	6%	2,000,000
May 2005	5%	140,000
May 2006	6%	8,000,000
		$14,400,000

These loans qualify as additional capital under the SEC Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense of $896,656 was incurred on these notes during the year ended December 31, 2002 of which $218,150 is included in accrued expenses at December 31, 2002.

NOTE 5 - Transactions with Related Parties

The Company has an agreement with a broker, which is an affiliated broker-dealer related through common ownership, to clear customer transactions on a fully disclosed basis and also to clear proprietary transactions. In connection with this agreement the Company receives a fee of $450,000 per month for the clearing services performed. Either party upon sixty days prior written notice to the other may terminate the agreement. During the year ended December 31, 2002, the Company's clearing income amounted to $5,400,000.

At December 31, 2002 amounts due from non-customers of $11,811,477 and due to non-customers of $1,119,072 are from entities controlled by certain stockholders.

During the year ended December 31, 2002, a stockholder acted as legal counsel to the Company and received $30,000 in fees.

NOTE 6 - Employee Benefit Plans

The Company maintains a 401(K) savings plan, which allows substantially all of its full-time employees to defer up to 15% of their salary, subject to the Internal Revenue Service limits. Under the plan, the Company may elect to make a matching contribution as well as an annual discretionary contribution. The Company made no contributions during 2002.

NOTE 7 - Commitments and Contingencies

Commitments
The Company entered into non-cancellable operating leases for office and other space at three locations, expiring through August 31, 2006. The minimum annual rental commitments under these leases are as follows:

Year Ending December 31,	
2003	$ 145,000
2004	136,000
2005	115,000
2006	50,000
	$ 446,000

Minimum rentals are exclusive of adjustments for real estate taxes, electricity and other costs. Rent expense for the year ended December 31, 2002 amounted to $141,778.

Contingencies
The Company settled a lawsuit with a former correspondent firm for $350,000 during 2002.

The Company's affiliated broker-dealer, an officer and certain stockholders of the Company were parties to a lawsuit by the SEC, which was settled on February 6, 2003. While the Company was not named in the lawsuit, nor a party to the settlement, certain officers and stockholders were affected. The settlement required that the President of the Company resign. The officer and certain stockholders of the Company have complied with the settlement requirements.

The Company is a defendant in a legal action arising in the ordinary course of business. In the opinion of management, the ultimate disposition of this matter will not have a material adverse effect on the Company's financial position.

NOTE 8 - Concentration of Credit Risk

The Company is engaged in brokerage activities whose counter parties consist of registered brokers or dealers. In the event, counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party. It is the Company's policy to review, as necessary, the credit standing of each counter-party with which it conducts business.

The Company has cash balances in banks in excess of the maximum amount insured by the Federal Deposit Insurance Corporation as of December 31, 2002.

NOTE 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $13,221,262, which was $11,921,934 in excess of its required net capital of $1,299,328. The Company's net capital ratio was 1.47 to 1.

NOTE 10 - Income Taxes

The income tax (benefit) for the year ended December 31, 2002 consists of the following:

Current:	
Federal	$(58,766)
State	(16,557)
Net operating loss carryback	(40,000)
	(115,323)
Deferred	91,762
Total (Benefit)	$(23,561)

The components of deferred taxes at December 31, 2002 are as follows:

Deferred tax asset	
Accrued liabilities	$ 87,260
Deferred tax liability	
Property and equipment	$ 89,022

The Company's effective tax rate differs from the expected statutory rate due to prior year overaccruals and the utilization of a net operating loss carryback.

SCHEDULE I

KING FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

NET CAPITAL		
Total stockholders' equity	$ 1,072,300	
Add: subordinated liabilities allowable for net capital	14,400,000	
Total capital and subordinated liabilities allowable for net capital		$ 15,472,300
DEDUCTIONS AND CHARGES		
Property and equipment, net	1,749,579	
Other assets	343,881	
Deferred tax asset	87,260	
		2,180,720
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		13,291,580
HAIRCUTS ON SECURITIES		
Marketable securities		70,318
NET CAPITAL		$ 13,221,262

See independent auditors' report.

SCHEDULE I

KING FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, Continued

December 31, 2002

AGGREGATE INDEBTEDNESS		
Payable to brokers and dealers and clearing organization	$ 9,742,737	
Payable to affiliated broker-dealer	5,310,407	
Payable to customers and non-customers	19,574,729	
Accounts payable, accrued expenses and other liabilities	611,993	
		$ 35,239,866
Less:		
Adjustments for deposits in special reserve accounts		15,750,048
TOTAL AGGREGATE INDEBTEDNESS		$ 19,489,818
MINIMUM CAPITAL REQUIRED		$ 1,299,328
EXCESS NET CAPITAL OVER MINIMUM REQUIRED		$ 11,921,934
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.47 to 1

RECONCILIATION WITH THE COMPANY'S COMPUTATION

No material difference exists between this computation and the corresponding computation included in the Company's unaudited Form X-17A-5, Part II filing as of December 31, 2002.

See independent auditors' report.

SCHEDULE II

KING FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGES COMMISSION

December 31, 2002

	Credits	Debits
Free credit balances and other credit balances in customers' security accounts	$ 18,498,560	
Other credits	1,465,378	
Total credits	19,963,938	
Debit balances in customers' accounts excluding unsecured accounts	--	$ 364,223
Securities borrowed and customers' securities failed to deliver.	--	3,190,076
Total	$ 19,963,938	$ 3,554,299
Excess credits over debits	$ 16,409,639	
Balance in reserve account as of December 31, 2002	$ 15,750,048	
Balance in reserve account as of January 2, 2003	$ 16,850,048	

RECONCILIATION WITH THE COMPANY'S COMPUTATION

No material difference exists between this computation and the corresponding computation included in the Company's unaudited Form X-17A-5, Part II filing as of December 31, 2002.

See independent auditors' report.

SCHEDULE III

KING FINANCIAL SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

None

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

None

See independent auditors' report.

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
King Financial Services, Inc.

In planning and performing our audit of the financial statements of King Financial Services, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001
Woodbury New York Greenwich Grand Cayman
www.mkllp.com

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

New York, New York
February 20, 2003